UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2026

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

8 Yitzhak Sadeh Street

Tel-Aviv, 6777508 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto as Exhibit 99.1 and incorporated by reference herein is Alarum Technologies Ltd.’s (the “Registrant”) press release issued on March 19, 2026, titled “Alarum Technologies Reports Fourth Quarter and Full Year 2025 Results”, announcing the Registrant’s financial results for the fourth quarter and year ended December 31, 2025.

The paragraphs titled “Selected Fourth Quarter 2025 Operating Trends”, “Selected 2025 Business Highlights”, “Fourth Quarter and Full Year 2025 Financial Analysis”, “Forward-Looking Statements” and the IFRS financial statements in the press release attached hereto as Exhibit 99.1, are incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586, 333-274585 and 333-285941) and Form F-3 (File Nos. 333-267580, 333-274604 and 333-283429) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press release issued by the Registrant on March 19, 2026, titled “Alarum Technologies Reports Fourth Quarter and Full Year 2025 Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: March 19, 2026	By	/s/ Omer Weiss
	Name:	Omer Weiss
	Title:	Corporate Legal Counsel

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